                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

              For the fiscal year ended December 31, 2005 and 2004

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-4987

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)

                                   21-0682685
                      (I.R.S. Employer Identification No.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SL INDUSTRIES, INC., SAVINGS AND PENSION
                                        PLAN
                                        Plan Administrator


                                        By: /s/ David R. Nuzzo
                                            ------------------------------------
                                            David R. Nuzzo
                                            June 28, 2006

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                           PAGES
                                                                           -----
Report of Independent Registered Public Accounting
   Firm for the years ended December 31, 2005 and 2004                        4
Financial Statements:
   Statements of Net Assets Available for Benefits
      December 31, 2005 and December 31, 2004                                 5
   Statements of Changes in Net Assets Available for Benefits
      for the years ended December 31, 2005 and 2004                          6
Notes to Financial Statements                                               7-11
Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets Held at end of year
      December 31, 2005                                                      12
Exhibit Index                                                                13
Consent of Independent Registered Public Accounting Firm                     14

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey

We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan ("the Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Sobel & Co., LLC
Livingston, New Jersey
May 3, 2006

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           December 31,
                                    -------------------------
                                        2005          2004
                                    -----------   -----------
INVESTMENTS                         $20,153,765   $18,494,594
                                    -----------   -----------
RECEIVABLES
Employer contributions                  301,244       280,382
Participant contributions                79,559        73,093
                                    -----------   -----------
TOTAL RECEIVABLES                       380,803       353,475
                                    -----------   -----------
CASH                                     53,226        37,838
                                    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS   $20,587,794   $18,885,907
                                    ===========   ===========

The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended December 31,
                                                      -------------------------
                                                          2005          2004
                                                      -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME:
      Net appreciation in fair value of investments   $   809,133   $ 2,239,317
      Net realized gain on sale of investments             76,581       126,430
      Interest/dividends                                  769,318       455,447
   CONTRIBUTIONS:
      Employer                                            652,472       572,830
      Participant                                       1,070,925       963,044
      Rollover                                             49,931            --
                                                      -----------   -----------
TOTAL ADDITIONS:                                        3,428,360     4,357,068
                                                      -----------   -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                        1,676,669     1,653,275
   Administrative expenses                                 49,804        45,029
                                                      -----------   -----------
   TOTAL DEDUCTIONS                                     1,726,473     1,698,304
                                                      -----------   -----------
NET INCREASE                                            1,701,887     2,658,764
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   18,885,907    16,227,143
                                                      -----------   -----------
   End of year                                        $20,587,794   $18,885,907
                                                      ===========   ===========

The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF PLAN

     SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.'s Corporate Office, Condor D.C. Power Supplies, Inc. and SL Montevideo Technology, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   INVESTMENTS

     As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of sixteen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Managed Income Portfolio, Puritan Fund, Growth and Income Portfolio, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2005 Fund, Freedom 2010 Fund, Freedom 2015 Fund, Freedom 2020 Fund, Freedom 2025 Fund, Freedom 2030 Fund, Freedom 2035 Fund, Spartan U.S. Equity Index Fund and U.S. Bond Index Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

     The Managed Income Portfolio represents a deposit contract with Fidelity's Managed Income Fund. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

     Employer matching contributions are contributed solely in Common Stock of SL Industries, Inc. Until a participant is fully vested, the employer matching contribution credited to the participant's account cannot be liquidated.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

     Interest and dividend income are recorded as earned on an accrual basis.

     During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $885,714 and $2,365,747 as follows:

                 2005        2004
               --------   ----------
Mutual funds   $382,118   $  925,470
Common stock    503,596    1,440,277
               --------   ----------
               $885,714   $2,365,747
               ========   ==========

     The following table represents investments that represent 5% or more of the Plan's net assets:

                                              December 31,
                                        -----------------------
                                           2005         2004
                                        ----------   ----------
 Fidelity Managed Income Portfolio      $3,242,012   $3,594,459
*SL Industries, Inc. Common Stock        3,757,385    3,285,503
 Fidelity Growth and Income Portfolio    1,556,562    1,514,440
 Fidelity Low Priced Stock Fund          2,594,708    2,389,825
 Fidelity Mid-Cap Stock Fund             2,103,739    1,679,429
 Spartan U.S. Equity Index Fund          1,525,309    1,423,674
 Fidelity Freedom 2020                   1,126,165      968,666

*    Participant-directed and nonparticipant-directed.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     Information about the significant components of the changes in net assets relating to the SL Industries, Inc. Common Stock, which is both a participant-directed and a nonparticipant-directed investment option, is as follows for the years ended December 31,:

                                  2005        2004
                                --------   ----------
Changes in net assets:
Contributions                   $415,369   $  346,882
Net appreciation                 503,596    1,440,277
Benefits paid to participants   (112,615)    (205,460)
Transfer/loan activity          (334,468)    (313,258)
                                --------   ----------
Net changes                     $471,882   $1,268,441
                                ========   ==========

     CONTRIBUTIONS

     ELECTIVE CONTRIBUTIONS

     Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 20% of their annual compensation, as defined by the Plan, or $14,000 and $13,000 in the calendar years 2005 and 2004, respectively, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer "catch-up" contributions.

     MATCHING EMPLOYER CONTRIBUTIONS

     The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of the participant's compensation. Matching employer contributions have been contributed solely in the Common Stock of SL Industries, Inc.

     PROFIT SHARING CONTRIBUTIONS

     A profit sharing contribution can be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     BENEFITS

     At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. If a participant's account balance is less than $5,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $5,000 or greater may elect to:
     (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) purchase a qualified joint and survivor annuity; (3) receive payment in one lump sum; or (4) have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

     At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of the benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

     VESTING

     Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:

                                                Percentage
               Years of Service                   Vested
               ----------------                 ----------
Five years or more                                 100%
Four years or more, but less than five years        80%
Three years or more, but less than four years       60%
Two years or more, but less than three years        40%
One year or more, but less than two years           20%
Less than one year                                   0%

     In determining years of service for vesting, the Plan considers service from the participant's date of hire. Only whole years of service will be counted for vesting purposes. The nonvested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures are used to pay plan administrative expenses.

     INTEREST INCOME

     For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans. For purposes of reporting on Form 5500 interest and dividend income only includes amounts earned on participant loans.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     PARTICIPANT LOANS

     The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2005 and December 31, 2004 range from 4.75% to 10.00%. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.   PLAN TERMINATION

     While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.

4.   ADMINISTRATIVE EXPENSES

     Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc. at their discretion. Total administrative expenses paid by the Plan for the years ended December 31, 2005 and 2004 were $49,804 and $45,029, respectively.

5.   TAX STATUS

     The Internal Revenue Service has issued a favorable determination letter, dated June 9, 2005, stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code.

6.   PLAN AMENDMENTS

     Effective January 1, 2006 the Plan was amended to require consent to distribute amounts of over $1,000. Previously the requirement was $5,000.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                                 EIN: 21-0682685
                                 PLAN NUMBER 001
                         FORM 5500, SCHEDULE H, LINE 4 i
                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                                DECEMBER 31, 2005

                                                                                                                      (E)
                               (B)                                            (C)                       (D)         CURRENT
(A)                     IDENTITY OF ISSUE                                 DESCRIPTION                   COST         VALUE
---   ----------------------------------------------------   ------------------------------------   -----------   -----------
      COMMON STOCK
* SL Industries, Inc.                                        Common stock                           $ 2,250,753   $ 3,757,385
  COMMON TRUST FUND
      Fidelity Institutional Retirement Services Co., Inc.   Managed Income Portfolio                 3,242,012     3,242,012
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Puritan Fund                    1,019,940     1,023,040
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Growth and Income Portfolio     1,754,792     1,556,562
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Low-Priced Stock Fund           1,990,040     2,594,708
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Diversified Int'l. Fund           723,294       912,584
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Mid-Cap Stock Fund              1,676,485     2,103,739
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom Income Fund                44,745        46,434
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2000 Fund                 143,403       146,042
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2005 Fund                   1,630         1,592
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2010 Fund                 514,977       547,393
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2015 Fund                  38,042        40,062
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2020 Fund               1,033,834     1,126,165
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2025 Fund                  19,676        20,818
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2030 Fund                 567,816       647,322
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2035 Fund                  13,236        13,656
      Fidelity Institutional Retirement Services Co., Inc.   Spartan US Equity Index Fund             1,405,916     1,525,309
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity US Bond Index Fund                429,598       425,239
* Participant Loans Receivable                               Loans, ranging 1-10 years maturity
                                                             with interest rates of  4.75%-10.00%            --       423,703
                                                                                                    -----------   -----------
                                                                                                    $16,870,189   $20,153,765
                                                                                                    ===========   ===========

*    A party-in-interest as defined by ERISA

                                  Exhibit Index

Number   Description
------   -----------
 23.1    Consent of Independent Registered Public Accounting Firm, Sobel & Co.,
         LLC for the year ended December 31, 2005.